UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2003

KeyCorp

(Exact name of registrant as specified in its charter)

Ohio	0-850	34-6542451
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

127 Public Square, Cleveland, Ohio	44114-1306
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 689-6300

Item 9. Regulation FD Disclosure

On September 10, 2003, Henry L. Meyer III, Chairman and Chief Executive Officer, and Jeffrey B. Weeden, Chief Financial Officer, presented at the Lehman Brothers Financial Services Conference. The presentation addressed the Registrant's corporate strategy. While not the focus of the presentation, the Registrant also provided updated earnings guidance at the Conference. The slide presentation reviewed by the Registrant in the Conference follows as Annex A to this Item 9. In his spoken remarks at the Conference, Mr. Weeden reported that, as a result of higher levels of prepayments in certain investment and loan portfolios and weak loan demand, management expects: (i) the Registrant's net interest margin to decline to approximately 3.70% for the second half of 2003 and (ii) the Registrant's earnings per share to be approximately $2.10 for the full fiscal year 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEYCORP

(Registrant)

Date: September 11, 2003

/s/ Daniel R. Stolzer

By: Daniel R. Stolzer
Vice President

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 FORWARD-LOOKING STATEMENT DISCLOSURE

The presentation and discussion, including related questions and answers, and presentation materials, contain forward-looking statements about issues like anticipated third quarter and full-year 2003 earnings, anticipated level of net loan charge-offs and nonperforming assets and anticipated improvement in profitability and competitiveness. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: changes in interest rates; continued weakness in the economy, which could materially impact credit quality trends and the ability to generate loans; failure of the capital markets to function consistent with customary levels; delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; new legal obligations or restrictions or unfavorable resolution of litigation; further disruption in the economy or the general business climate as a result of terrorist activities or military actions; and changes in accounting, tax or regulatory practices or requirements.

Reshaping Key: A Different Company

- Focused on product → Focused on deepening relationships
- Higher credit risk tolerance → Re-established conservative credit culture
- Unfocused expense culture → PEG expense culture
- Inconsistent financial measures → Economic Profit Added (EPA)


2001
Exit Auto Lease
Est. Runoff Portfolio
Henry Meyer
Elected Chairman
Built Loan
Loss
Reserve
2002
Hired
Tom Bunn
Corporate Banking
Completed
PEG
$250 mill.
savings
Conning
Acquisition
Hired
New CFO
Jeff Weeden
Union Bankshares
Acquisition
2003
Integrated
Investment &
Commercial
Banking
T.D. Leasing
Portfolio
Acquisition
NewBridge
Acquisition

Strategic Priorities

- Profitably grow revenue
  - Focus on relationship businesses
  - Increase deposits
  - Improve cross-sell
- Improve credit quality
- Maintain expense discipline
- Improve shareholder value (EPA)

Net Income by Line of Business

Net Income - 2Q03


Corporate Banking
KeyBank Real Estate Capital
Key Equipment Finance
Corporate & Investment Banking 45%
7%
Investment Management Services
Consumer Banking 48%
Retail Banking
Small Business
Consumer Finance

Consumer Banking


Retail Banking
Small Business
Consumer
Finance

Business Scale

903 KeyCenters – 2,200 ATMs

On-line Clients: 666,000 (35% Penetration)

Small Business: 10th largest in loan balances

Business Initiatives

- Deposit growth
- Increase cross-sell
- New client acquisition
  - Adding new KeyCenters and RMs
- Consumer Finance: reposition and improve cross-sell
- Business Banking: focus on business development

Progress on Revenue Initiatives

Consumer Banking

– New DDA accounts opened up 34% YTD

– Small Business deposit balances up 18%YTD

– Hired 140 new RMs (60 Small Business / 80 Retail)

– Opening 15 KeyCenters in 2003 / 15–20 in 2004

– Appointed Retail national sales manager

Retail – Focus on Cross-sell

Retail Services per Household



2.59
2.63
2.81
2.86
2.94
2.97
1999
2000
2001
2002
1Q03
2Q03

Corporate & Investment Banking

Business Scale

5 Equipment Leasing
5 Commercial Real Estate Lender



Corporate Banking
KeyBank R/E Capital
Key Equipment Finance

Business Initiatives

- Revenue Growth
  - Align commercial & investment banking
  - "Lead with Leasing"
- Deposit Growth
  - Cross-sell loans and deposits
  - Focus on client specific segments
- Improve asset quality
- Maximize Key-led transactions

Progress on Revenue Initiatives

Corporate and Investment Banking

- Key represented OfficeMax in sale to Boise Cascade
- "Lead with Leasing" campaign generated $700 million in new business opportunities YTD
- Reduced credit-only clients since 12/01
- Acquired TD Lease Portfolio: $382 million

Commercial Portfolio – Utilization Rate



50%
45%
40%
35%
30%
47.3%
45.9%
46.5%
46.1%
45.9%
44.3%
44.0%
42.0%
42.5%
45.2%
44.0%
41.1%
38.8%
40.2%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

* Excludes Real Estate, Leasing and Commercial Run-off portfolios

Investment Management Services



Victory Capital Mgmt
McDonald Financial Group (MFG)

Business Scale

Managed & Non-Managed Assets: $125 Bill.

Business Initiatives

Victory Capital

- Leverage external distribution
- Continue to penetrate the franchise
- Fill out product menu – NewBridge

MFG

- Rationalize cost structure
- Align teams around high net worth clients

Progress on Revenue Initiatives

Investment Management Services

- Acquired NewBridge in 7/03: $1.8 billion AUM
- AUM grew by $2.5 billion in 2Q03
- Appointed national sales leader for Victory
- Licensed 178 RMs to sell investment products

Financial Review

Financial Objectives

- Increase shareholder returns

  Long Term Targets

  - ROE: 16 – 18%
  - EPS Growth: 7 – 8%

- Continue expense discipline
- Improve asset quality
- Maintain strong capital position

Net Interest Margin (TE)


4.50%
4.25%
4.00%
3.75%
3.50%
3.25%
3.00%
3.68%
3.68%
3.68%
3.71%
3.63%
3.77%
3.85%
3.98%
3.93%
3.98%
3.99%
3.98%
3.86%
3.85%
3.81%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Average Loans

in billions


$67.0
$66.2
$63.8
$63.5
$63.9
$63.5
$62.7
$62.8
$63.0

Exit Portfolios	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	% change * 2Q03 vs. 1Q03
Commercial	$1.4	$1.3	$1.1	$1.0	$0.8	$0.7	$0.6	$0.5	$ 0.4	(109)%
Auto	3.9	3.5	3.0	2.5	2.0	1.7	1.4	1.1	0.9	(86)
Commercial	38.4	38.1	37.7	37.1	37.1	36.5	36.4	36.5	36.5	--
Consumer	23.3	23.3	22.0	22.9	24.0	24.6	24.3	24.7	25.2	10%

* Annualized

Average Core Deposit Growth

in billions


$37.6
$37.0
$37.4
$37.3
$37.0
$37.2
$39.2
$40.4
$41.3

	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	% change * 2Q03 vs. 1Q03
Now/MMDA	$12.9	$13.1	$13.0	$13.4	$13.2	$13.3	$15.1	$16.8	$17.7	24%
Savings	2.0	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	8
CD's	14.5	13.7	13.7	13.4	13.1	12.7	12.2	11.8	11.4	(12)
DDA	8.2	8.3	8.8	8.6	8.7	9.2	9.9	9.8	10.1	11
TOTAL	$37.6	$37.0	$37.4	$37.3	$37.0	$37.2	$39.2	$40.4	$41.3	9%

* Annualized

Net Charge-Offs to Average Loans



1.50%
1.20%
0.90%
0.60%
0.30%
0.00%
0.84%
0.42%
0.63%
0.64%
0.66%
1.02%
1.04%
1.37%
1.32%
1.27%
1.16%
1.18%
1.04%
0.90%
0.60%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Allowance to Total Loans



3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.53%
1.49%
1.51%
1.50%
1.49%
1.85%
1.82%
2.65%
2.51%
2.41%
2.37%
2.32%
2.27%
2.22%
1.47%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

NPAs to Loans and OREO


2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
0.78%
0.88%
0.93%
1.00%
1.10%
1.23%
1.41%
1.49%
1.58%
1.56%
1.61%
1.59%
1.54%
1.42%
0.81%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Tangible Equity to Tangible Assets


8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
6.16%
6.12%
6.10%
6.12%
6.29%
6.25%
6.51%
6.29%
6.57%
6.69%
6.71%
6.73%
6.71%
6.90%
6.56%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
KEY
Peer Median S&P Regional & Diversified Bank Indices

Strong Dividend Record


.56
.64
.72
.76
.84
.94
1.04
1.12
1.18
1.20
1.22
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003T

Thinking Like An Owner

- Total insider ownership: 7%
  - 77% of employees own Key shares
  - 69% of employees have stock options
- Stock ownership guidelines
  - CEO: 6 x salary
  - CEO direct reports: 4 x salary
  - Executive Council: 2 x salary

Summary

- **New management team focused on improving performance:**
  - Profitably grow revenue
  - Focus on relationship businesses
  - Increase deposits
  - Improve asset quality
  - Manage expenses

- **Alignment of management and shareholder interests**

- **Strong dividend record**

Appendix

Retail Banking Markets



12 State Footprint
2.2 Million Clients
6,100+ Employees
$1.3+ Billion Revenues

903 KeyCenters
2,200 ATMs
1-800-KEY-2-YOU
Key.com

Assets Under Management

$ in billions


$70.5
$72.4
$72.8
$70.7
$73.6
$69.4
$71.2
$72.9
$70.7
$62.5
$61.7
$60.8
$63.3
Dec-98
Dec-99
Dec-00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

	Dec-98	Dec-99	Dec-00	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Money Market	18.3	19.7	21.8	22.2	23.3	21.3	20.0	19.5	20.7	19.3	18.3	19.1	19.3
Fixed Income	14.3	13.1	13.2	13.0	13.7	15.3	15.7	17.3	17.5	16.3	16.1	16.3	17.1
Equity	37.9	39.6	37.7	35.5	36.6	32.8	35.6	36.1	32.4	26.8	27.2	25.4	26.9

Commercial Portfolio – Geography


Northwest
28%
Northeast
19%
Great
Lakes
42%
Rocky
Mountain
11%

2003 Outlook

- **Challenging revenue environment**
  - Net interest margin pressure
  - Flat to very modest loan growth
  - Improving climate for fee-based businesses
- **Continued focus on expenses**
- **Asset Quality – stable to improving**